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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Tonya K. Aldave

John Dana Brown

Re:	Mulberry Health Inc.

Draft Registration Statement on Form S-1

Submitted November 6, 2020

CIK No. 0001568651

Ladies and Gentlemen:

On behalf of Mulberry Health Inc. (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on November 6, 2020 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on December 4, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Prospectus Summary

Hi, We’re Oscar, page 1

1.

We note your disclosure that you are “the third largest for-profit national provider” in the Individual market. Please disclose your basis for this statement. Additionally clarify if you mean you are the third largest in a specific state, in all 15 states where you operate or otherwise.

December 16, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 64 and 94.

Summary Consolidated Financial and Other Data

Key Operating and Non-GAAP Financial Metrics, page 12

2.

We note that Health insurance subsidiary adjusted administrative expenses of $257.1 million is the basis for your InsuranceCo Administrative expense ratio calculation in 2019 which is reconciled to selling, general and administrative expenses of health insurance subsidiaries of $224.9 million, a non-GAAP measure. Please revise your disclosure to reconcile to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 71 to reconcile to “other insurance costs,” a line item on the face of the Company’s revised consolidated income statement that the Company believes is the most directly comparable GAAP measure.

3.

Tell us why it is appropriate to remove your premium deficiency reserves from your InsuranceCo Administrative Expense Ratio as disclosed in sub-note (a) to footnote (6). In this regard, it appears to be a normal, recurring, cash operating expense. See Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In your response also tell us your consideration for including this reserve in your Medical Loss Ratio as it represents future claims to be incurred.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11, 63, 79 and F-4 to modify its consolidated income statement to disaggregate the line item titled “selling, general and administrative expenses” to separate line items for each of (i) premium deficiency reserves, or PDR, expense, (ii) general and administrative expenses and (iii) other insurance costs.

The Company’s MLR and InsuranceCo Administrative Expense Ratio are meant to give the user of the financial statements an understanding of the costs to operate the business in the current period. The Company respectfully advises the Staff that the PDR is an estimate of future losses on a subset of contracts. The PDR is established in advance of the contract effective date (generally in the fourth quarter), based on anticipated enrollment results and amortizes throughout the subsequent quarters. As a result, including the PDR amortization (a credit to the income statement) in the ratios in the first three quarters masks the actual experience emerging in the current period. In the fourth quarter, the amortization is more than offset by the establishment of the next year’s PDR especially in a high growth environment.

Because PDR expense is depicting both the probable expected losses to be realized in future periods and the amortization of the previously established PDR, the Company believes including the impact of the PDR in the MLR or InsuranceCo Administrative Expense Ratio will distort those current year quarterly and annual ratios.

4.

You disclose depreciation and amortization separately from your selling, general and administrative expenses in your statement of operations and comprehensive loss. Please tell us why you do not appear to allocate any depreciation and/or amortization to your Medical Loss Ratio, InsuranceCo Administrative Expense Ratio and resulting InsuranceCo Combined Ratio when presumably at least some of the underlying assets are used in the claims processing and administrative function.

December 16, 2020

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has allocated $5.8 million of depreciation and amortization to other insurance costs and the remaining $1.1 million of depreciation and amortization to general and administrative costs for the year ended December 31, 2019. Amounts allocated to other insurance costs correlate to the underlying assets that are used in insurance activities. The Company has revised the disclosure on page F-11 to reflect this change.

The Company believes its calculation of MLR provides the best metric for measuring its claims activity and consistent with unallocated claims adjustment expense, depreciation and amortization is included in other insurance costs. Therefore, the Company believes it is reasonable that depreciation and amortization is not included as a component of MLR but has been included in InsuranceCo Administrative Ratio and the Combined Ratio.

5.

We note you disclose Adjusted EBITDA of $129.5 million for your health insurance subsidiaries and $92.7 million for Holdco and its non-health insurance subsidiaries in footnote (c) of your Adjusted EBITDA reconciliation to the most directly comparable GAAP financial performance measure. These each appear to be non-GAAP measures. Please provide a reconciliation of each to reflect how these allocations reconcile to respective GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 16, 17, 73 and 74.

Risk Factors

We rely on relationship with the Oscar Medical Group, page 30

6.

Please explain what your relationship is with Oscar Medical Group. If it is a related party or affiliate, please disclose, and explain in what manner it is so. Additionally, in the Business section disclose the material terms of your management agreements with Oscar Medical Group. File these agreements as exhibits to your registration statement, or tell us why this is not required.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 31 and 32 to further clarify the nature of its group participation contracts with Oscar Medical Group to provide virtual health care services to members, as well as the Company’s management services contracts to provide payroll, back-office and other administrative support to the Oscar Medical Group (collectively, the “Oscar Medical Group Contracts”). The Company does not own any capital stock of Oscar Medical Group, nor is the Company under common control with the Oscar Medical Group, and as such, Oscar Medical Group is not an affiliate. Additionally, Oscar Medical Group is not a related party within the meaning of Item 404 of Regulation S-K.

Disclosure of Material Terms of the Oscar Medical Group Contracts

The Company does not believe additional disclosure in the business section regarding the Oscar Medical Group Contracts is needed because the Company does not believe such contracts with Oscar Medical Group are material to its business. The Company advises the Staff that the risk to the Company with respect to the Oscar Medical Group Contracts is not the risk of the loss of the specific relationship with the Oscar Medical Group, but the risk that the Company cannot enter into arrangements like the arrangement the Company has with the Oscar Medical Group due to corporate practice of medicine rules, even though the Company believes it fully complies with such rules. Further, as it pertains to the Oscar Medical Group Contracts specifically, the providers that comprise the Oscar Medical Group currently represent less than 1% of providers in the Company’s network. Additionally, total reimbursements paid to Oscar Medical Group for claims processed represented less than 1% of total aggregate reimbursements the Company paid to all providers for the period from January 1, 2020 to October 31, 2020 and is expected to remain less than 1% for the year ended December 31, 2020. Further, the management services contracts with the Oscar Medical Group are solely to provide administrative support to the Oscar Medical Group and, as such, are not material to the Company. Even if the Oscar Medical Group contracts were terminated, as described further below, the Company believes it could readily transition virtual care provider services to one or more alternative services.

Filing the Oscar Medical Group Contracts

Oscar Medical Group Contracts are Not Made Outside the Ordinary Course of Business

With respect to the Staff’s comment regarding whether the Company intends to file its contracts with the Oscar Medical Group, the Company respectfully advises the Staff that it does not believe that any one of these contracts meets the definition of a material contract under the applicable provisions of Item 601(b)(10)(ii) of Regulation S-K, which states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.” The Company respectfully advises the Staff that the Oscar Medical Group Contracts are not entered into outside of the ordinary course of its business. As described in Submission No. 2, the Company is in the health insurance business and facilitating virtual care delivery is one of the benefits it offers to members.

December 16, 2020

The Company’s Business is Not Substantially Dependent on the Oscar Medical Group Contracts

Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Additionally, the Company is not substantially dependent on such contracts. If the Oscar Medical Group Contracts were terminated, the Company believes it could readily transition virtual care provider services to one or more alternative services. In fact, prior to the arrangement with the Oscar Medical Group, the Company contracted with another virtual care provider and, when there is large demand for virtual care on its platform, the Company will at times use this alternative virtual care provider to handle overflow demand. Additionally, for the reasons stated in the foregoing paragraph, the Company also respectfully advises the Staff that the Oscar Medical Group Contracts are not material. For the foregoing reasons, the Company does not believe it is substantially dependent on the Oscar Medical Group Contracts. As such, the Company respectfully submits that the Oscar Medical Group Contracts are not required to be filed at this time.

Use of proceeds, page 51

7.	Please state the approximate amount intended to be used for each purpose listed in the first sentence of the second paragraph, or tell us why you are unable to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 44 and 56 to (i) indicate that the principal purposes of this offering are to increase the Company’s capitalization and financial flexibility and create a public market for its common stock and (ii) that the Company does not have a specific plan for the net proceeds to us from this offering at this time. To the extent the Company determines a specific plan for the proceeds, the Company will update the use of proceeds disclosure to disclose the amounts intended to be used for each purpose prior to effectiveness of the Registration Statement.

December 16, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 60

8.	Please disclose membership for the periods presented by market, product and plan and discuss material period over period changes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 to disclose members by state and by product. The Company respectfully advises the Staff that the Company has not disclosed members by plan as it is impracticable to do so given that the Company offers over 600 plans. Moreover, given the hundreds of plans the Company has, the Company does not believe disclosure of members by plan will be useful to investors. Additionally, the Company’s peers do not disclose their membership by plan in their required public filings. Because the Company’s peers do not disclose these measures and because the Company does not believe they are material, investors may not have context to evaluate these membership figures against the market and may overweight or underweight the significance of the amounts the Company would report.

Innovative Partnerships, page 62

9.

Please disclose the number of partnerships with other payers and providers in which co-branded insurance is powered by your platform for the periods presented and discuss significant period over period changes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68.

Key Factors Affecting Performance, page 67

10.	Please disclose new and retained membership for the periods presented and discuss significant period over period changes.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe that providing such information is material to an investor’s understanding of the Company’s business. The Company already discloses total membership, which is one of the most important metrics to understand changes in the financial position of the Company and is the key metric management uses to evaluate changes in its financial position and manage its business. Additionally, the Company’s peers do not report new and retained membership measures in their required public filings. Because the Company’s peers do not disclose these measures and because the Company does not believe they are material, investors may not have context to evaluate these membership figures against the market and may overweight or underweight the significance of the amounts the Company would report.

December 16, 2020

Critical Accounting Policies and Estimates

Benefits Payable, page 76

11.

We note that incurred but not reported claims are generally more heavily weighted to the “most recent months” as characterized in the second and third paragraphs on page 77. Given that “completion factors are the most significant factors [you] use in developing [your] benefits payable estimates for periods prior to the most recent months,” and that it appears that trend factors are more significant to the estimate for the most recent months, please:

•	Revise your disclosure to place a more definitive time frame on the “most recent months,” for example, whether this is two, three or more months; and

•	Tell us your consideration for providing separate benefits payable sensitivity information for reasonably likely changes in trend factors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 85. With respect to the Staff’s comment regarding the Company’s consideration for providing separate benefits payable sensitivity information for reasonably likely changes in trend factors, the Company respectfully advises the Staff that due to lack of credible and/or historical experience data and significant population shifts year over year, the sensitivity of benefits payable for changes in trend factors for the most recent months is less relevant. The Company believes that these are appropriately encapsulated in the sensitivity analysis of the effective completion factors over all months.

Business

We Help our Members Find the Right Doctor, page 91

12.	You disclose that your technology saves Oscar and members money by routing care to high value providers. Please enhance your disclosure to describe how you define a high value provider.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 101.

13.

Please disclose how you determined and calculated that the care routing feature in Oscar resulted in estimate median member savings of approximately 6% for the nine months ended September 30, 2020 for members who accepted the top recommendation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 94 and 102.

Our Network, page 96

14.	Please disclose the nine largest health systems in the U.S. that are part of your network.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 109.

December 16, 2020

Business

Reinsurance, page 100

15.

We note your disclosure on page 78 that you have reinsurance agreements with two reinsurers. Please disclose the percentage of coverage ceded to each reinsurer, the nature and amount of collateral in trust under the contracts and any related party information, if applicable. In addition, please file these agreements as exhibits to the registration statement or advise why you are not required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 34, 69 and 86. Additionally, the Company intends to file the reinsurance agreements with these two reinsurers in a subsequent amendment to the Registration Statement.

Executive Compensation, page 117

16.

We note that you have filed employment offer letters for Mr. Schlosser, Mr. Klein and Ms. Joyce as Exhibits 10.11, 10.12 and 10.13. Please describe the material terms of these employment agreements. Refer to Item 402(o)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will update the disclosure to describe the material terms of the employment agreements for Mr. Schlosser, Mr. Klein and Ms. Joyce prior to publicly filing the Registration Statement.

Certain Relationships and Related Party Transactions, page 127

17.	Please revise footnotes (1), (2) and (4) to the table on page 128 to disclose the relationship between you and the respective related party entity.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 141.

Exclusive Venue, page 137

18.

We note that your forum selection provision identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action” and that the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 150.

December 16, 2020

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Premium Deficiency Reserve (“PDR”), page F-10

19.

You disclose that you charge any PDR to selling, general and administrative expenses. Please tell us why you do not charge any PDR to claims incurred expense when a premium deficiency essentially represents future expected claims in excess of future premiums to be earned on existing policies. Reference for us any authoritative literature you rely upon to support your accounting/classification and tell us what journal entries you make in a hypothetical future period assuming the anticipated premium deficiency indeed comes to fruition.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11, 63, 79 and F-4 to include a separate line item for PDR expense on the face of the consolidated income statement. The Company further advises the Staff that PDR is recognized when the sum of the expected future claim costs and claim adjustment expenses and maintenance costs exceeds expected future premium and reinsurance recoveries. As such, PDR is comprised of multiple components that are not specifically allocated to claims expenses. Given ASC 944-60-25 is silent on the classification of PDR, the Company believes the change to a separate stand-alone line item on the income statement is an appropriate representation. The Company assesses the adequacy of the PDR in each reporting period. Any changes in the estimate of future contract losses will result in adjustments to PDR in the quarter in which those estimates are made. The journal entries will reflect actual emerging experience and reevaluation of the PDR.

Note 7: Regulation

Regulatory Capital and Dividend Restrictions, page F-21

20.	Please disclose your statutory net income or loss for 2019. See Rule 7-03(a)23(c) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure required pursuant to Rule 7-03(a)23(c) of Regulation S-X applies to (1) life insurance legal entities and (2) property and liability insurance legal entities. The Company believes such rule is not applicable to it because the Company is a health insurance company and not a life insurance or property and liability insurance legal entity.

December 16, 2020

Note 8: Benefits Payable, page F-22

21.

It is apparent that your benefits reserve rollforward on page F-23 does not include claims adjustment expenses (CAE) as required by ASC 944-40-50-3. Please address the following and reference for us, where appropriate, the authoritative literature you rely upon to support your accounting and/or disclosure:

•	Revise your disclosure to include CAE in this rollforward or tell us why it is not required and/or why your presentation is appropriate;

•	Revise your accounting and disclosure to include CAE with the associated claims expense as required by Rule 7-04.5 of Regulation S-X or tell us why it is not required; and

•

Confirm for us that none of your CAE is allocated to your claims incurred and paid presented in your claims development table presented on page F-22 or revise those tables as required by ASC 944-40-50-4B.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not have CAE allocated directly to a particular claim, so its balance of CAE is considered unallocated. With respect to ASC 944-40-50-3, the Company has updated its rollforward disclosure to include an explicit column for its total CAE and has updated its description of CAE to reflect that CAE is unallocated on page F-23. The Company confirms that its health insurance claims do not require specific costs to individual claims, therefore the Company’s CAE is comprised solely of unallocated CAE that is not subject to significant estimation uncertainty.

22.

Please tell us why the reinsurance recoverable of $76.2 million in the reconciliation of total benefits payable at December 31, 2019 on page F-23 differs significantly from the $516.1 million presented on your balance sheet. To the extent that the difference relates to reinsurance recoverable on paid losses, given that the reconciliation under ASC 944-40-50-4C requires disclosure of reinsurance recoverable on unpaid claims, tell us:

•	Why such a significant amount of ceded claims in 2019 have yet to be collected from reinsurers given the claims payments made and short tail associated with health insurance claims; and

•	How any delayed payment or collection terms qualify your reinsurance contracts for reinsurance accounting under ASC 944-20-15-40, with specific emphasis on sub-paragraph b.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the $76.2 million in the reconciliation of total benefits payable represents health insurance costs incurred but not yet reported which will not be settled until claims have been paid. In addition to including the $76.2 million of health insurance costs incurred but not yet reported, the reinsurance recoverable amount of $516.1 million presented on the balance sheet as of December 31, 2019 is comprised of balances not yet settled with its reinsurance partners. Normally, balances are settled on a quarterly basis, however in 2019 these recoverables (and corresponding payable balances) are for two open periods, the third and fourth quarters of 2019, that were settled in the first quarter of 2020. With respect to the delayed payment risk under ASC 944-20-15-40 sub-paragraph (b), there are no adjusting terms which delay payment in the underlying agreements and the contracts contemplate a quarterly settlement schedule.

December 16, 2020

Exhibits

23.

Please file your material contracts as exhibits to the registration statement and describe their material terms or advise why you are not required to do so. In this regard, we note your references to the following partnerships or agreements in the prospectus:

•	affiliations with Tenet Healthcare and AdventHealth on pages 31;

•	partnership with Cleveland Clinic on page 62, 85, and 97;

•	partnership with Cigna on pages 85 and 86;

•	partnerships with Montefiore, Holy Cross and Memorial Health on pages 85-86;

•	prescription benefits management provided by CareMarkPCS Health on page 33;

•	Tenth Amended and Restated Investors’ Rights Agreement on page 128;

•	Tenth Amended and Restated First Refusal and Co-Sale Agreement on page 129; and

•	various technology service agreements with affiliates of Alphabet Holdings LLC on page 129.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the exhibit index to indicate that the Company will file its amended and restated investors’ rights agreement, which is described in the section titled “Certain Relationships and Related Party Transactions,” in Submission No. 2. The Company respectfully advises the Staff that its amended and restated first refusal and co-sale agreement, which is also described in the section titled “Certain Relationships and Related Party Transactions” in Submission No. 2, will terminate upon the closing of the initial public offering. As such, the Company respectfully submits that it is not required to file its amended and restated first refusal and co-sale agreement at this time.

Contracts with Oscar Providers

With respect to the Staff’s comment regarding whether the Company intends to file its contracts with Tenet Healthcare, AdventHealth, Cleveland Clinic, Montefiore, Holy Cross and Memorial Health (collectively, “Oscar Providers”), the Company respectfully advises the Staff that it does not believe that any one of these contracts meets the definition of a material contract under the applicable provisions of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K (the “Ordinary Course of Business Rule”) states that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Contracts Not Made Outside the Ordinary Course of Business

The Company respectfully advises the Staff that the Company’s contracts with Oscar Providers are not entered into outside the ordinary course of business. As described in Submission No. 2, the Company is a health insurance company that has a network of providers that provide health care services to its members. As such, the Company regularly enters into various forms of contracts with providers to provide health care to its members at pre-negotiated rates. For this reason, the Company respectfully submits that its contracts with Oscar Providers are not entered into outside the ordinary course of business.

December 16, 2020

The Company’s Business is Not Substantially Dependent on any one contract with an Oscar Provider

Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company respectfully advises the Staff that the Company’s business is not substantially dependent on any one contract with an Oscar Provider. The Company enters into provider contracts with providers that serve one city or jurisdiction, such as Cleveland Clinic; providers that serve multiple cities or jurisdictions and which we contract with in all or some of the cities and jurisdictions they serve, such as Tenet Healthcare; and providers that serve multiple cities or jurisdictions, but which we contract with in only one city or jurisdiction out of many that they serve, such as AdventHealth. Regardless of the size and scale of the provider, in any city or other jurisdiction where the Company’s network exists, there are alternative providers with which the Company can contract. Additionally, because of the nature of the health insurance business, even where the Company has a relationship with a large provider that serves multiple cities or jurisdictions, the Company contracts with such provider by city or jurisdiction and as such, is not substantially dependent on any individual contract. As mentioned above, in the ordinary course of its business, the Company is regularly entering into new provider contracts and terminating, as necessary, existing contracts and the Company could switch to an alternative provider arrangement with no additional burden than it would expect any time it enters into a new provider arrangement. Further, the Company respectfully advises the Staff that its public company health insurance peers do not file their provider contracts as exhibits to their public filings and the Company is similarly situated to its health insurance peers in terms of its dependence on such provider contracts. For the foregoing reasons, the Company does not believe that it is substantially dependent on any contract with any Oscar Provider. As such, the Company respectfully submits that no contracts with Oscar Providers meet the definition of a material contract under the applicable provisions of Regulation S-K and therefore are not required to be filed at this time.

Disclosure of Material Terms of the Oscar Providers’ Contracts

The Company respectfully advises the Staff that it has revised the disclosure on pages 113 and 114 to describe the material terms of its contracts with providers generally.

Contract with Cigna

With respect to the Staff’s comment regarding whether the Company intends to file its contract with Cigna, the Company respectfully advises the Staff that it does not believe such contract meets the definition of a material contract under the applicable provisions of Regulation S-K. Item 601(b)(10)(i)(A) of Regulation S-K states that a registrant must file “Every contract not made in the ordinary course of business that is material to the registrant...”

December 16, 2020

Contracts Made Outside the Ordinary Course of Business

The Company respectfully advises the Staff that the Company’s contract with Cigna is entered into outside the ordinary course of business. As described above, the Company is a health insurance company which primarily enters into contracts with providers to provide health care services to its members, as well as certain ancillary benefits. The Cigna + Oscar Small Group product is a co-branding arrangement with another health insurance company, Cigna, which allows Cigna to use the Company’s platform to offer its own network of providers. At this time, the Company does not typically enter into arrangements with other health insurance companies to allow them to use the Company’s platform. For this reason, the Company respectfully submits that its contract with Cigna is entered into outside the ordinary course of business.

The Cigna Contract is not Material to the Company’s Business

Subsection (A) of Item 601(b)(10)(i) of Regulation S-K states that a contract not entered into in the ordinary course of business must be filed if it is a “material contract.”

The Company respectfully advises the Staff that the Cigna contract is not material to the Company’s business. Both the courts and the Commission have indicated that a company must look to both the quantitative and qualitative aspects of the information in question to assess materiality. With respect to the quantitative component of materiality, the Company advises the Staff that it primarily generates revenue from offering health plans in the Individual market and the Cigna partnership serves the Small Group market, which such market the Company only entered into in 2017. Given the Cigna partnership only launched in the fourth quarter of 2020, the Company has not derived a material portion of its total revenue from this offering. With respect to the qualitative component of materiality, the courts and the Commission assess qualitative materiality by determining whether there is a substantial likelihood that a reasonable investor would consider the information important in making an investment decision or whether it would significantly alter the total mix of information available to the investor. Given that the Cigna + Oscar partnership is in nascent stages and the Company’s business has historically been driven by growth in its Individual market offering, the Company does not believe that the entry into this contract is material. As such, the Company respectfully submits that the Cigna contract does not meet the definition of a material contract under the applicable provisions of Regulation S-K and therefore is not required to be filed at this time.

Disclosure of Material Terms of the Cigna Contract

While, at this time, the Company does not believe the Cigna contract is material such that it warrants a description of the material terms of the contract, the Company respectfully advises the Staff that it has revised the disclosure on pages 20, 32, 95, 106 and 110 to indicate that the Company has agreed to contract exclusively with Cigna with respect to offerings in the Small Group market.

Contract with Caremark

With respect to the Staff’s comment regarding whether the Company intends to file its contract with CaremarkPCS Health (“Caremark”), the Company respectfully advises the Staff that it does not believe that the Caremark contract meets the definition of a material contract under the Ordinary Course of Business Rule.

December 16, 2020

Contracts Not Made Outside the Ordinary Course of Business

The Company respectfully advises the Staff that the Company’s contract with Caremark is not entered into outside the ordinary course of business. As described above, the Company is a health insurance company, which provides benefits to its members, including prescription benefit management, disease management, and specialty pharmacy services. For this reason, the Company respectfully submits that its contract with Caremark is not entered into outside the ordinary course of business.

The Company’s Business is Not Substantially Dependent on the Caremark Contract

The Company respectfully advises the Staff that the Company’s business is not substantially dependent on the Caremark contract, which is one of many companies the Company can contract with to provide prescription benefit management, disease management, and specialty pharmacy services. If the Company were to receive notice from Caremark of its intent to terminate its contract, the Company believes that it could readily transition to any of the other providers of prescription benefit management, disease management, and specialty pharmacy services. For the foregoing reasons, the Company does not believe that it is substantially dependent on the contract with Caremark. As such, the Company respectfully submits that the Caremark contract does not meet the definition of a material contract under the applicable provisions of Regulation S-K and therefore is not required to be filed at this time.

Disclosure of Material Terms of the Caremark Contract

Because the Company is not substantially dependent on the Caremark contract, the Company does not believe disclosure of the material terms would be material to investors.

Technology Service Contracts with Affiliates of Alphabet

With respect to the Staff’s comment regarding whether the Company intends to file its technology service agreements affiliates of Alphabet (the “Alphabet Agreements”), the Company respectfully advises the Staff that it does not believe that the Alphabet Agreements meet the definition of a material contract under the Ordinary Course of Business Rule.

Contracts Not Made Outside the Ordinary Course of Business

The Company respectfully advises the Staff that the Company’s Alphabet Agreements are not entered into outside the ordinary course of business. While the Company is a health insurance company, entering into technology service agreements to receive document management and processing tools, cloud storage and other productivity tools supports the operation of the underlying business. For this reason, the Company respectfully submits that the Alphabet Agreements are not entered into outside the ordinary course of business.

December 16, 2020

The Alphabet Agreements are Immaterial in Significance

Subsection (A) of Item 601(b)(10)(ii) of Regulation S-K states that a contract entered into in the ordinary course of business would not need to be filed if it is “immaterial in amount or significance” unless it falls into certain categories, including, among others, “contracts to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price…”

The Company respectfully advises the Staff that the Alphabet Agreements are technology service agreements that permit the Company to use the Google’s cloud infrastructure, which includes document management and processing tools, cloud storage and other productivity tools. The Alphabet Agreements are operational support tools and while such agreements are with affiliates of a related party, the Alphabet Agreements comprise less than 1.0% of total revenue for the year ended December 31, 2019. Further, because the Alphabet Agreements relate to tools that support the operations of the business, and are administrative in nature, the Company does not believe that the terms of these agreements would be material to investors.

The Company’s Business is Not Substantially Dependent on the Alphabet Agreements

Additionally, the Company respectfully advises the Staff that the Company’s business is not substantially dependent on the Alphabet Agreements. While Google is a leading provider of cloud infrastructure, other companies, including some with resources comparable to those of Google, such as Amazon (which the Company also currently uses), Microsoft, AT&T Global Services and Hewlett Packard, provide comparable offerings. Accordingly, the Company believes that these providers could provide services and products similar to those provided under the Alphabet Agreements on a substantially similar basis to Google. In addition, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. Although transitioning the cloud infrastructure currently hosted by Google to alternative providers could potentially be disruptive and the Company may incur significant one-time costs, it would not cause substantial harm to the Company’s business or results of operations over the long term. For the foregoing reasons, the Company does not believe that it is substantially dependent on any of the Alphabet Agreements.

Disclosure of Material Terms of the Alphabet Agreements

The Company respectfully advises the Staff that, on page 143, the Company has disclosed the existence of the Alphabet Agreements and intends to disclose the aggregate amounts paid under the Alphabet Agreements. Given the administrative nature of the Alphabet Agreements, as described above, the Company does not believe that any further disclosure of the terms of the Alphabet Agreements would be material to an investor’s understanding of the business.

General

24.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

December 16, 2020

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act, that have been presented to date by the Company to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

25.

We note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate (“CAGR”). Please balance your disclosure by also discussing that such growth trends may not continue.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 64 and 95.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1761 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith L. Halverstam
Keith L. Halverstam of LATHAM & WATKINS LLP

cc:	(via email)

Mario Schlosser, Chief Executive Officer, Mulberry Health Inc.

Siddhartha Sankaran, Chief Financial Officer, Mulberry Health Inc.

Bruce L. Gottlieb, Esq., Special Counsel, Mulberry Health Inc.

Harold Greenberg, Esq., General Counsel, Mulberry Health Inc.

Peter N. Handrinos, Esq., Latham & Watkins LLP

Joseph C. Theis, Jr., Esq., Goodwin Procter LLP

Paul R. Rosie, Esq., Goodwin Procter LLP